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                                    Filed by Voicestream Wireless Corporation
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                    Subject Company: Powertel, Inc.
                                    File No. 333-47306



     THE FOLLOWING WAS PUBLICLY USED BY VOICESTREAM WIRELESS CORPORATION
                               ON FEBRUARY 2, 2001


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                                                           [VOICESTREAM WIRELESS
                                                               CORPORATION LOGO]

FOR IMMEDIATE RELEASE
Contact:
Kim Thompson
VoiceStream Wireless
425-378-4074
kim.thompson@voicestream.com



  VOICESTREAM WIRELESS IS HIGH BIDDER FOR 19 LICENSES IN RECENT FCC AUCTION

BELLEVUE, WA - February 2, 2001 - VoiceStream Wireless Corp. (NASDAQ: VSTR) was the high bidder for 19 licenses in 18 markets in the recent Federal Communications Commission (FCC) C and F block broadband PCS spectrum auction (No. 35) that concluded on January 26, 2001. The cost for the 19 licenses totaled $482,653,000.

Separately, Cook Inlet/VS GSM V PCS, L.L.C. (CIVS V), of which VoiceStream has a 49.9% ownership interest, was the high bidder for 22 licenses in 22 markets at a cost of $506,376,000.


About VoiceStream Wireless

Based in Bellevue, Wash., VoiceStream Wireless Corp. is one of the major nationwide providers of wireless communication services in the country. VoiceStream operates and uses the GSM technology platform. For more information, visit the web site at www.voicestream.com


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Deutsche Telekom, VoiceStream and Powertel, Inc. filed a preliminary proxy statement/prospectus with the United States Securities and Exchange Commission on October 4, 2000 and filed an amendment thereto on December 6, 2000. In addition, Deutsche Telekom, VoiceStream and Powertel will be filing a definitive proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by VoiceStream and Deutsche Telekom at the Commission's website at www.sec.gov or at the Commission's public reference room located at 450 Fifth Street, NW, Washington D.C 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information of the public reference rooms. When available, the definitive proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom,
Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017; and VoiceStream Wireless Corporation by contacting VoiceStream Wireless Corporation, Attention: Ken Prussing, Executive Director, Investor Relations, 3650 131st Avenue SE, Bellevue, WA 98006.

VoiceStream and its directors, executive officers and certain other members of VoiceStream management and employees may be soliciting proxies from VoiceStream stockholders in favor of the merger. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of VoiceStream in connection with the Deutsche Telekom and/or Powertel mergers, and their interests in the solicitations, are set forth in a Schedule 14A filed on July 25, 2000, and additional information will be contained in the definitive proxy statement/prospectus when it is filed with the SEC.



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